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ENDORSEMENT -- 403(b) POLICY LOAN

A.       The following provisions are added to the Certificate:

         1. Policy Loan. Anytime following the later of one year after the Participant's Enrollment Date or October 1, 1991 the Participant may borrow funds from Penn Mutual under the Group Variable and Fixed Annuity Contract form GDI-385 issued to the Participant's employer, provided that the employer certifies that the Section 403(b) arrangement under which the contract is purchased is not an employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). Penn Mutual shall rely exclusively on the employer's certification that the 403(b) arrangement is not an employee benefit plan under ERISA for purposes of applying the provisions of this Endorsement.

         2. Loan Application and Agreement. To borrow funds under the Contract, a completed 403(b) Loan Application and Agreement must be submitted to Penn Mutual. The Loan shall be made available from the general account of Penn Mutual. By applying for this Loan, the Participant hereby consents to provide that the Participant's entire Account Values are security for the Loan.

         3. Amount of Loan. The Participant may borrow up to one half of the Participant's Fixed and Variable Account Values but not more than $50,000. The minimum loan amount is $2,000. No additional Loan will be made while the Participant has an outstanding Loan and no Loan will be approved if the Account Values are less than $4,000.

         4. Loan Interest. The Loan will bear simple interest at the annual rate of seven percent (7%) from the effective date of the Loan. Interest will continue to accrue on the outstanding Loan balance until the entire Loan is repaid.

         5.       Term of Loan. All Loans will be for a term of 5 years.

         6. Repayment. The Loan must be repaid in equal quarterly payments (interest plus an amortized portion of loan principal) over its term, beginning on the same day of the month three (3) months after the effective date of the Loan and every three
                  (3) months thereafter through the term of the Loan. Loan payments must be received at the Home Office as directed by Penn Mutual.

         7. Grace Period. A Loan Payment will not be considered in default if it is received within the Grace Period which is within thirty (30) days of its due date.

         8. Default Payment Penalty. If a payment is not received within the Grace Period, a penalty charge of five percent (5%) of the overdue payment will be added to the loan payment due and in default.

         9. Default-Individual Payments. If a Loan Payment is not received within the Grace Period, it will be considered in default. Penn Mutual has the right to obtain repayment on or after the last day of the Grace Period by withdrawing funds from the Participant's Investment Accounts under the Contract, subject only to the timing restrictions of section 403(b)(11) of the Internal Revenue Code. The amount of the withdrawal will equal the outstanding Loan Payment due and in default. Default Payment Penalty and any other Contract charge(s) applicable to a withdrawal from the Contract.

                  The amount will be withdrawn from Participant's Investment Account(s) in the following order:

                  (a)      Interest Option B (One Month Guaranteed Account)
                  (b)      Interest Option A (One Year Guaranteed Account)
                  (c)      Variable Sub-accounts (pro rata)
                  (d)      Interest Option C (Three Year Guaranteed Account)

Endorsement 1504-94
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                  These withdrawals will not be subject to Contract rules
                  concerning withdrawal amount(s) and remaining account balance minimum(s).

                  If the Payment(s) is (are) received from the Participant after the Grace Period, it will not be considered a repayment of a defaulted individual payment or the payment of the next quarterly payment, but will be deemed to be a prepayment of principal only.

         10.      Default of Entire Loan. If during the term of the Loan, four
                  (4) payments are not paid within the Grace Period and have been in default, the entire Loan will be considered in default. Penn Mutual has the right to obtain repayment by withdrawing Funds from the amount of the Participant's Investment Accounts on or after the same day the fourth payment is defaulted, subject only to the timing restriction of section 403(b)(11) of the Internal Revenue Code. The withdrawal will equal the outstanding Loan balance, including a Default Payment Penalty and any other Contract charges applicable to a withdrawal from the Contract. The Default Payment Penalty shall be applied against the entire outstanding Loan balance.

                  The amount will be withdrawn from Participant's Investment Account(s) in the following order:

                  (a)      Interest Option B (One Month Guaranteed Account)
                  (b)      Interest Option A (One Year Guaranteed Account)
                  (c)      Variable Sub-accounts (pro rata)
                  (d)      Interest Option C (Three Year Guaranteed Account)

                  This withdrawal will not be subject to Contract rules concerning withdrawal amount(s) and remaining account balance minimum(s).

         11. Restricted Account. When a Loan is made, Penn Mutual shall transfer an amount equal to the amount of the Loan from the investment accounts as instructed in the 403(b) Loan Application and Agreement to the Restricted Account. This transfer, if from the Interest Option C (Three Year Guaranteed Account), may be subject to the premature transaction charge specified under the Contract. When a loan payment is received, the portion of the payment which is a repayment of loan principal shall be transferred from the Restricted Account to the Interest Option B (One Month Guaranteed Account) under the Contract. The transfer shall be made the earlier of the date of the Loan payment is received by Penn Mutual or the due date.

                  The Restricted Account shall earn interest at an effective annual rate of four percent (4%). As of each Enrollment anniversary date, interest shall be credited and transferred to the investment accounts pursuant to the then current payment allocation for purchase payments made by the Contract Holder for the benefit of the Participant.

         12. Prepayment. During the first year of the Loan, any prepayment will not reduce the remaining interest charge for that period. After the first year, the Loan may be repaid in its entirety at any time.

         13. Death of Participant. In the event of the death of the Participant, the Loan shall be considered immediately due and payable in its entirety.

         14. Tax Reporting. Penn Mutual shall report to the Internal Revenue Service any Loan Payment or Loan Balance in default as a taxable designated distribution.

         15. Loan Document. In order to obtain the Loan, the Participant must sign a 403(b) Loan Application and Agreement evidencing the Loan prior to receiving the Loan from the General Account of Penn Mutual.


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         16.      Restrictions. No partial withdrawals, except as required to obtain repayment of a loan payment or entire loan balance in default, will be permitted while there is an outstanding loan balance. The loan must be repaid prior to surrender, exchange, annualization or assignment of the Contract or Certificate or any part thereof or any right in the same.

B. The effective date of this Endorsement is the Participant's Enrollment Date unless a later date is shown below.




  Philadelphia, Pennsylvania         The Penn Mutual Life Insurance Company

                                     /s/ Richard Plush

  Endorsement No. 1504-94            Assistant Vice President and Senior Actuary